FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 13, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces change of chief financial officer

Netanya, Israel – June 13, 2013 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that Mr. Yaacov Heen notified the Company of his resignation from office as the Company's CFO, effective September 17, 2013, following the successful completion of the Cellcom Netvision operational merger and after 16 gratifying years with the Company in various positions. The Company's board of directors has nominated Mr. Shlomi Fruhling as the Company's CFO, effective September 18, 2013.

Mr. Ami Erel, the Company's chairman of the board of directors thanked Mr. Heen for his considerable contribution to the Company during his 16 years with the Company and said that "during Yaacov's 4 year tenure as the Company's CFO, he demonstrated leadership and exceptional interpersonal and professional capabilities and he is one of the leading and valued managers of the IDB group. I am certain of his future success."

Mr. Nir Sztern, the Company's CEO said today that "Mr. Heen has been Cellcom Israel's CFO for the last four years, at which time he has led 3 very successful debenture offerings in the TASE for a total sum of approximately NIS 3 billion, led the negotiation of strategic transactions, including the Netvision merger, Dynamica's operations and national roaming services agreement with Golan Telecom and led the initiation, design and implementation of cutting edge financial and management information systems. Mr. Heen was a most valuable member of our management team at a time of major changes and we thank him, on behalf of the employees, management, board of directors and shareholders of the Company, for his remarkable contribution to the Company in addressing and coping with each and every one of these changes.

Mr. Fruhling has been assisting the Company in certain projects in the past year and before that has served as VP strategy and finance of Netvision while I was Netvision's CEO. I am delighted to work with him again in Cellcom and wish Shlomi success in his new position."

Mr. Fruling has served as a vice president of Discount Investment Company Ltd., or DIC, from 2012, where he managed portfolio companies, including streamlining plans and crisis management, investment opportunities and realization of assets as well as managing complex projects in DIC's subsidiaries.  From 2008 to 2011 he served as VP Strategy and Finance of 013 Netvision Ltd. (presently our subsidiary), in charge of the company's budget, controls and work methods, company cash flow, debt and equity raising, investor relations, strategy and M&As. From 2005 to 2008 Mr. Fruhling has served as head economist of DIC.  Mr. Fruhling holds a B.A. in economics and business administration from the Tel-Aviv Management College.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.166 million subscribers (as at March 31, 2013)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	June 13, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel